(Translation)

June 15, 2026

Company name:	Toyota Motor Corporation
Name of representative:	Yoichi Miyazaki, Executive Vice President
(Securities code: 7203; Prime Market of the Tokyo Stock Exchange and Premier Market of the Nagoya Stock Exchange)
Inquiries:	Yoshihide Moriyama, General Manager, Capital Strategy & Affiliated Companies Finance Div.
Tel: +81-(0)###-##-####)

Notice Concerning Recording of Gains on Sale of Shares of Subsidiaries and Affiliates

As stated in the “Notice Concerning Tender Offer for Own Shares and Repurchase of Shares” dated March 30, 2026 (the “March 30, 2026 Press Release”), Toyota Motor Corporation (the “Company” or “TMC”) entered into the Master Agreement (Note 1) with Toyota Fudosan Co., Ltd. (“Toyota Fudosan”) which includes, among other things, the sale of all 74,100,604 shares of share certificates of Toyota Industries Corporation (“Toyota Industries”) (such share certificates, the “Toyota Industries Shares”) held by the Company (the “Toyota Industries Shares Held by TMC”) (Ownership Percentage (Note 2): 24.66%) in the share repurchase to be conducted by Toyota Industries (the “Toyota Industries Share Repurchase”) on condition that the Toyota Industries Squeeze-Out Procedures (Note 3) have been completed.

As the Company has been notified by Toyota Fudosan that the Toyota Industries Squeeze-Out Procedures have been completed, pursuant to the Master Agreement, the Company has sold the Toyota Industries Shares Held by TMC in the Toyota Industries Share Repurchase. As a result, the Company expects to record gains on the sale of shares of subsidiaries and affiliates for the fiscal year ending March 31, 2027, as described below.

In addition, all of the Transactions Involving TMC (Note 4) described in the “Notice Concerning the Planned Tender Offer for Own Shares and Determination of Matters Relating to the Repurchase of Shares and the Retirement of Treasury Shares” announced on June 3, 2025 and the March 30, 2026 Press Release have been completed.

1.	Details of Gains on Sale of Shares of Subsidiaries and Affiliates

Gains on sale of shares of subsidiaries and affiliates in non-consolidated financial statements for the fiscal year ending March 31, 2027:   1,206.3 billion yen (final)

Gains on sale of shares of subsidiaries and affiliates in consolidated financial statements for the fiscal year ending March 31, 2027:   576.9 billion yen (estimate)

At the time of the March 30, 2026 Press Release, the Company expected to record 1,206.3 billion yen in gains on the sale of shares of subsidiaries and affiliates in its non-consolidated financial statements for the fiscal year ending March 31, 2027 and 600 billion yen in gains on the sale of shares of subsidiaries and affiliates in its consolidated financial statements for the fiscal year ending March 31, 2027. The Company hereby announces that, following the Toyota Industries Share Repurchase, it expects to record the above-mentioned gains on the sale of shares of subsidiaries and affiliates in its financial results for the first quarter of the fiscal year ending March 31, 2027. The Company will make a further announcement if any material changes requiring disclosure arise.

2.	Future Outlook

The impact of recording gains on the sale of shares of subsidiaries and affiliates described above on the Company’s consolidated financial results for the fiscal year ending March 31, 2027 has already been reflected in the forecast of consolidated results for the fiscal year ending March 31, 2027, which is included in the Consolidated Financial Results for the Fiscal Year Ended March 31, 2026 (IFRS) announced by the Company on May 8, 2026.

(Note 1)

“Master Agreement” means the master agreement executed between the Company and Toyota Fudosan on June 3, 2025 which includes, among other things, that the Company: (i) will not tender any of the Toyota Industries Shares Held by TMC in the Tender Offer for Toyota Industries; (ii) will subscribe for preferred shares (non-voting shares that are class shares with no conversion rights to common shares) to be issued by the Parent Company of Toyota Industries’ Offeror through a third-party allotment (the “Contribution”) during the period from the successful completion of the Tender Offer for Toyota Industries to the settlement of the Tender Offer for Toyota Industries, subject to the successful completion of the Tender Offer for Toyota Industries; (iii) will conduct a tender offer for own shares (the “Tender Offer for Own Shares”) subject to a resolution for the Tender Offer for Own Shares by the board of directors of the Company; and (iv) will sell all of the Toyota Industries Shares Held by TMC in the Toyota Industries Share Repurchase after completion of the Toyota Industries Squeeze-Out Procedures. It was agreed under the Master Agreement that the Parent Company of Toyota Industries’ Offeror and Toyota Industries’ Offeror would also become parties to the Master Agreement after the establishment of the Parent Company of Toyota Industries’ Offeror and Toyota Industries’ Offeror, and subsequently as of June 20, 2025, the Parent Company of Toyota Industries’ Offeror and Toyota Industries’ Offeror became parties to the Master Agreement. Additionally, the Company executed an amendment to the Master Agreement on January 14, 2026 with respect to changes to the terms and conditions of the Contribution and the Tender Offer for Own Shares and related matters with Toyota Fudosan, the Parent Company of Toyota Industries’ Offeror, and Toyota Industries’ Offeror. Further, the Company executed an amendment to the Master Agreement on March 6, 2026 with respect to changes to the terms and conditions of the Toyota Industries Share Repurchase and related matters with Toyota Fudosan, the Parent Company of Toyota Industries’ Offeror, and Toyota Industries’ Offeror.

(Note 2)

“Ownership Percentage” means the ratio of the shares owned (rounded to two decimal places) to the number of shares (300,468,611 shares) obtained by deducting (i) the number of treasury shares (25,372,029 shares) held by Toyota Industries as of March 31, 2026 from (ii) the total number of issued shares of Toyota Industries as of March 31, 2026 (325,840,640 shares) as stated in the “Consolidated Financial Results for the Fiscal Year Ended March 31, 2026 (IFRS)” announced by Toyota Industries on April 28, 2026. On June 3, 2026, Toyota Industries conducted a share consolidation at a ratio of one share for every 74,100,604 shares of common stock (the “Toyota Industries Share Consolidation”). The indicated number of the Toyota Industries Shares Held by TMC is the number as of immediately prior to the Toyota Industries Share Consolidation. For details of the Toyota Industries Share Consolidation, please refer to the “Notice Concerning Resolution to Approve Share Consolidation, Abolition of Provision on Number of Shares Constituting One Unit, and Partial Amendment to Articles of Incorporation” announced by Toyota Industries on May 12, 2026.

(Note 3)

“Toyota Industries Squeeze-Out Procedures” means, in relation to a tender offer for the Toyota Industries Shares (the “Tender Offer for Toyota Industries”) by Toyota Asset Preparatory Co., Ltd. (“Toyota Industries’ Offeror”), a company established on June 9, 2025 separately from, and whose issued shares are fully owned by, Toyota Asset Co., Ltd. (the “Parent Company of Toyota Industries’ Offeror”) established by Toyota Fudosan on June 9, 2025, a series of transactions aimed at delisting Toyota Industries Shares by not tendering the Toyota Industries Shares Held by TMC in the Tender Offer for Toyota Industries and making Toyota Industries’ Offeror and the Company the only shareholders of Toyota Industries after the successful completion of the Tender Offer for Toyota Industries.

(Note 4)	“Transactions Involving TMC” means the Contribution, the Tender Offer for Own Shares, and the sale of the Toyota Industries Shares Held by TMC in the Toyota Industries Share Repurchase.

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